2485 Augustine Drive
Santa Clara, California 95054
Tel: 408.749.4000
www.amd.com

February 27, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Washington, D.C. 20549

Re:	Advanced Micro Devices, Inc.: Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (Commission File Number 001-07882)
Ladies and Gentlemen:
On behalf of Advanced Micro Devices, Inc. (the “Company”), we are transmitting via EDGAR the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). As explained in Note 2 of the Notes to the consolidated financial statements included in the Company’s Form 10-K, the financial statements describe a change in the method of accounting for the United States Global Intangible Low-Taxed Income tax and a change in the method of accounting to classify interest relating to unrecognized tax benefits from interest expense to income tax expense.
Should you have any questions on this filing, please do not hesitate to call the undersigned at (408) 749-4000.
Very truly yours,
/s/ Darla Smith

Darla Smith
Corporate Vice President and Chief Accounting Officer

cc.	Jean Hu, EVP, CFO and Treasurer
Milton Torres, Sr. Director, Corporate Accounting
Harry Wolin, SVP, GC and Corporate Secretary
Linda Lam, Sr. Director, Corporate Law